Exhibit 99.8

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Resources Fund (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated March 7, 2006 for the year ended December 31, 2005 which document makes reference to our firm and our report entitled "Appraisal Report as of December 31, 2005 on Certain Properties Owned by Lyco Energy Corporation", dated January 23, 2006, evaluating the Registrant's oil, natural gas and natural gas liquids interests effective December 31, 2005.

Calgary, Alberta, Canada March 7, 2006	DEGOLYER AND MACNAUGHTON /s/ Paul J. Szatkowski Paul J. Szatkowski, P.E. Senior Vice President